Exhibit 99.1

June 26, 2013

SPROTT RESOURCE LENDING CORP. ANNOUNCES DETAILS
FOR POSTPONED ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario – Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) (TSX:SIL) (NYSE MKT:SILU) announced today that its annual and special meeting of shareholders (the “Meeting”), originally scheduled for June 25, 2013, has been rescheduled to 10:00 a.m. (Toronto time) on Thursday, July 18, 2013 at the TSX Gallery, TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario for the same purposes as set out in the notice of annual and special meeting of shareholders and management information circular of the Company dated May 24, 2013, including the proposed plan of arrangement between Sprott Inc. (“Sprott”) and the Company (the “Arrangement”).

The Company has been granted an order by the Ontario Superior Court of Justice, which is the court supervising the Arrangement, and has received approval of the Toronto Stock Exchange, to extend the time for holding the Meeting.

The Company is also pleased to announce that the United States Securities and Exchange Commission (“SEC”) has indicated that it has no further comments in respect of its review of the Company’s May 31, 2013 Schedule 13E-3 going private transaction statement filing, as amended (“Schedule 13E-3”). In response to the comments received from the SEC and in order to augment its previous disclosure, the Company has prepared an amended and restated management information circular, a copy of which will be mailed to all securityholders of the Company as soon as practicable. The amended and restated management information circular, as well as the Schedule 13E-3, will also be available for download from the Company’s website at www.sprottlending.com as well as under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

“We apologize for the delay and any inconvenience this unexpected postponement of our annual and special meeting may have caused to our shareholders. We would like to thank our shareholders for their continuing patience and support”, said Murray Sinclair, Chairman of Sprott Resource Lending’s Board of Directors. To date, approximately 72.68% of the votes have been received, of which 98.91% of such votes are in favour of approving the Arrangement.

Shareholders who have already submitted a form of proxy or voting instruction form and do not wish to change their vote need not take any further action and shareholders continue to have the right to revoke or change their proxies prior to the commencement of the Meeting.

The record date for the Meeting has not changed and remains the close of business (5:00 p.m. (Toronto time)) on May 23, 2013.

It is currently expected that the closing of the Arrangement will take place on or about July 24, 2013.

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Investor Contact Information:

Sprott Resource Lending Corp.

Narinder Nagra, President and COO
604-488-8719
or
Jim Grosdanis, CFO
416-943-4698

Caution Regarding Forward-Looking Statements and Information

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (a) the inability of Sprott Resource Lending to obtain (i) approval of the transaction by the court and the other regulatory approvals, and (ii) approval of the transaction by the shareholders at an annual and special meeting of Sprott Resource Lending shareholders; and (b) the occurrence of any other event, change or other circumstance that could give rise to the termination of the Arrangement Agreement (as defined in the information circular), or the delay of consummation of the transaction or failure to complete the arrangement for any other reason.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Sprott Resource Lending does not assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.